EXHIBIT 4.7

DESCRIPTION OF SECURITIES
The following description of TEGNA Inc.’s common stock and preferred stock summarizes the material terms and provisions of the common stock and the preferred stock. For the complete terms of our common stock and preferred stock, please refer to our third restated certificate of incorporation, as amended, which we refer to as our charter, and our bylaws, as amended, which we refer to as our bylaws, that are incorporated herein by reference. The summary below is qualified in its entirety by reference to our charter and bylaws. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware.
Authorized Capitalization
Our capital structure consists of 800,000,000 authorized shares of common stock, par value $1.00 per share, and 2,000,000 shares of undesignated preferred stock, par value $1.00 per share. No shares of preferred stock are issued and outstanding.
Common Stock
Our bylaws provide that director nominees are elected by the vote of a majority of the votes cast with respect to the director at the meeting, unless the number of nominees exceeds the number of directors to be elected, in which case directors shall be elected by the vote of a plurality of the shares present and entitled to vote at the meeting, once a quorum is present.
The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. No holder of our common stock has any preemptive right to subscribe for any shares of capital stock issued in the future.
Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of the holders of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.
Preferred Stock
No shares of our preferred stock are currently outstanding. Under our charter, our board of directors, without further action by our stockholders, is authorized to issue up to 2,000,000 shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter and Bylaws
Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to that date, the business combination is approved by the board of directors of the company and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the company and the interested stockholder or other entity if such transaction was caused by the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any stock of the company to the interested stockholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the stock of any class or series of the company beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.
In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the company, or who beneficially owns 15% or more of the outstanding voting stock of the company at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
Charter and Bylaws Provisions. Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.
Board of Directors; Removals; Vacancies. Our charter provides that vacancies on the board of directors may only be filled by a majority of the board of directors then in office and further provides that directors may only be removed without cause by the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors; directors may be removed for cause by the affirmative vote of a majority of such holders. The provisions of our charter and bylaws that govern the election of the board of directors may not be amended without the affirmative vote of at least 80% of all the then outstanding shares of stock entitled to vote generally in the election of directors. The provisions of our charter and bylaws that govern the number and term of the directors on the board of directors may be amended by the majority vote of the board of directors.
Supermajority Voting. Our charter requires the approval of the holders of at least 80% of our combined voting power to effect certain amendments to our charter and also to effect certain business combinations, unless such business combinations have been approved by a majority of disinterested directors or meet the price and procedure requirements set forth in the charter. Our bylaws may be amended by either a majority of the board of directors or the stockholders except that certain provisions may not be amended without the affirmative vote of the holders of at least 80% of our voting stock.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 800,000,000 shares of common stock and 2,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) capital stock may be issued by the board of directors in one or more transactions. In this regard, our charter grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director’s authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.
Special Meetings of Stockholders. Our bylaws provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, special meetings of our stockholders may be called only by the Chairman of the board of directors or by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.
No Stockholder Action by Written Consent. Our charter and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by written consent of the stockholders.
Stock Ownership and Transfer Restrictions to Comply with FCC Regulations. Our charter grants us the ability to, among other things, suspend certain rights of stockholders (including voting rights), restrict transfers of the company’s capital stock or redeem shares of the company’s capital stock (but we generally may not exercise this redemption remedy unless the suspension and transfer restriction remedies would be insufficient to prevent or cure the situation which causes or could cause the applicable FCC regulatory limitation). Our charter also generally allows us to take these actions if a person does not provide, within 15 days after our request, information requested by us to determine whether a person’s ownership or proposed ownership could result in a FCC regulatory limitation or to ensure compliance with regulatory reporting requirements.
Notice Procedures. Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our charter or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, except for shareholder proposals submitted in accordance with the federal proxy rules, as to which the requirements specified therein shall control, notice must be received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 100th day prior to the meeting. The notice must contain certain information specified in the bylaws.
Proxy Access. In addition, our bylaws contain a proxy access provision which permits an eligible stockholder, or a group of up to 20 stockholders, owning 3% or more of the company’s outstanding common stock continuously for at least three years, to nominate, and have included in the company’s proxy materials, director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the stockholder(s) and the proxy access nominee(s) satisfy the requirements specified in our bylaws, including those related to the provision of certain required information and the provision of timely notice. The complete proxy access provision for director nominations are set forth in our bylaws.
Exclusive Forum. Our bylaws provide that unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following actions: (i) any derivative action or proceeding brought on behalf of the company; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the company to the company or the company’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against the company or any current or former director or officer or other employee of the company arising pursuant to any provision of the Delaware General Corporation Law or our charter or bylaws (as either may be amended from time to time); (iv) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law.